1500 – 625 HOWE STREET VANCOUVER, BC CANADA V6C 2T6 TEL 604.684.1175 • FAX 604.684.0147 www.panamericansilver.com

June 5, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn:	Craig Arakawa
Accounting Branch Chief
Office of Energy & Transportation

Re:	Pan American Silver Corp.
Form 40-F for the Year Ended December 31, 2019
Filed March 12, 2020
File No. 000-13727

Dear Mr. Arakawa:

We refer to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission, dated May 28, 2020, with respect to the Form 40-F for the year ended December 31, 2019 of Pan American Silver Corp. (the "Company").  The Company and its auditors, lawyers and other advisors are reviewing and considering the comment with a view to addressing the comment as soon as practicable.  As discussed with the Staff on June 4, 2020, the Company expects to file a response on or before June 26, 2020, and respectfully requests an extension to June 26, 2020, to properly consider and address the comment.  It is our expectation that the Company will be in a position to furnish the Staff with a response letter by that date.

Please telephone the undersigned at (604) 684-1175 if you have any questions or need any additional information.

Yours very truly,

/s/ Delaney Fisher

Delaney Fisher
VP, Associate General Counsel & Corporate Secretary

cc:	Brian McAllister (Securities and Exchange Commission)
Ryan Dzierniejko (Skadden, Arps, Slate, Meagher & Flom LLP)